Robert M. Hayward, P.C. To Call Writer Directly: +1 312 862 2133 rhayward@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

July 24, 2023

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ernest Greene
Andrew Blume
Erin Donahue
Asia Timmons-Pierce

Re:	WK Kellogg Co (f/k/a North America Cereal Co.)
Amendment No. 1 to Draft Registration Statement on Form 10
Submitted June 16, 2023
CIK No. 0001959348

Ladies and Gentlemen:

WK Kellogg Co (f/k/a North America Cereal Co.), a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement (the “Registration Statement”) revising Amendment No. 1 to the confidential Draft Registration Statement on Form 10-12B submitted on June 16, 2023 (the “Draft Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated July 12, 2023, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the Registration Statement that address the Staff’s comments. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Registration Statement that has been marked to show changes made to Amendment No. 1 to the Draft Registration Statement.

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Securities and Exchange Commission

July 24, 2023

Amendment No. 1 to Draft Registration Statement on Form 10 filed June 16, 2023

Summary Unaudited Pro Forma Financial Data, page 23

1.    We note that the “pro forma” amounts in the tables on page 24 appear to represent actual amounts reflected in your combined financial statements. Please revise your disclosure as necessary.

Response

In response to the Staff’s comment, the Company will revise the data presented in the “Summary Unaudited Pro Forma Financial Data” tables to include the amounts presented in the Company’s Unaudited Pro Forma Combined Financial Statements in a future amendment to the Registration Statement.

Our amended and restated certificate of incorporation will designate Delaware as the exclusive forum, page 51

2.    We note your response to prior comment 5. Please ensure your disclosure is consistent with the scope of the provision in Article 8 of your Amended and Restated Certificate of incorporation filed as Exhibit 3.1.

Response

In response to the Staff’s comment, the Company has added the bolded disclosures and deleted the text indicated by strikethrough below on pages 53 – 54 of the Registration Statement.

Pursuant to our amended and restated certificate of incorporation, as will be in effect upon the completion of the Spin-Off, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim ~~for or based on a~~ of breach of a fiduciary duty ~~owed~~ by, or other wrongdoing by, any of our current or former directors, ~~or~~ officers ~~or other employees to us~~ or ~~to our~~ shareholders to us or our shareholders, or a claim of aiding and abetting any such breach of fiduciary duty; (iii) any action asserting a claim against us or any of our directors, ~~or~~ officers or shareholders arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or our amended and restated certificate of incorporation or amended and restated bylaws; ~~or~~ (iv) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws; (v) any ~~other~~ action asserting a claim against us or any of our

Securities and Exchange Commission

July 24, 2023

directors, ~~or~~ officers or shareholders that is governed by the internal affairs doctrine; or (vi) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. These exclusive forum provisions will apply to all covered actions, including any covered action in which the plaintiff chooses to assert a claim or claims under federal law in addition to a claim or claims under Delaware law. These exclusive forum provisions, however, will not apply to actions asserting ~~only federal law~~ claims under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, regardless of whether the Court of Chancery of the State of Delaware has jurisdiction over those claims. The forum selection clause in our amended and restated certificate of incorporation may limit our shareholders’ ability to obtain a preferred judicial forum for disputes with us and limit the market price of our common stock. Our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for the resolution~~s~~ of any complaint asserting a cause of action arising under the Securities Act against us or any of our directors, officers, employees or agents.

Additionally, the Company has added the bolded disclosures and deleted the text indicated by strikethrough below on page 169 of the Registration Statement, to align the exclusive forum provision disclosure throughout the Registration Statement.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the sole and exclusive forum ~~for any state court action~~ for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty ~~owed~~ by, or other wrongdoing by, any of our current or former directors, officers or shareholders ~~other employees~~ to us or our shareholders, or a claim of aiding and abetting any such breach of fiduciary duty, (3) any action asserting a claim against WK Kellogg Co or any of its directors, ~~or~~ officers or shareholders ~~of WK Kellogg Co~~ arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, ~~or~~ (4) any action to interpret, apply, enforce or determine the validity of our amended and restated certificate of incorporation or amended and restated bylaws; (5) any ~~other~~ action asserting a claim against WK Kellogg Co or any of its directors, ~~or~~ officers, or shareholders ~~of WK Kellogg Co~~ that is governed by the internal affairs doctrine, or (6) any action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. These

Securities and Exchange Commission

July 24, 2023

exclusive forum provisions will apply to all covered actions, including any covered action in which the plaintiff chooses to assert a claim or claims under federal law in addition to a claim or claims under Delaware law. These exclusive forum provisions, however, will not apply to actions asserting claims under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, regardless of whether the Court of Chancery of the State of Delaware has jurisdiction over those claims.~~; provided that for the avoidance of doubt, the forum selection provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action,” will not apply to suits to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.~~ Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against us or any of our directors, officers, employees or agents. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation described above. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Notes to Combined Financial Statements

Note 12 - Contingencies, page F-28

3.    We note that you received insurance recoveries related to a 2021 fire at one of your manufacturing facilities. Please tell us and disclose where you classified the insurance proceeds on your statements of cash flows. In doing so, clarify if the proceeds related to destruction of productive assets or to business interruption claims. See ASC 230-10-45-21B.

Response

In response to the Staff’s comment, the Company advises the Staff that the insurance proceeds related to business interruption were classified as net cash provided by operating activities within the statements of cash flows for the years ended December 31, 2022 and January 1, 2022, and for the quarter ended April 2, 2022. Insurance proceeds related to recoveries for property damage were classified as part of additions to properties within net cash (used in) investing activities within the statements of cash flows for the quarter ended April 1, 2023. In addition, the Company has added the bolded disclosures and deleted the text indicated by strikethrough below on pages F-28 and F-42 of the Registration Statement to disclose where the insurance proceeds from the 2021 fire are classified on the Company’s statements of cash flows.

Securities and Exchange Commission

July 24, 2023

Page F-28:

In 2021, there was a fire at one of WK Kellogg Co’s manufacturing facilities, the damages of which are in the process of being recovered via insurance policies maintained by Kellogg ParentCo. WK Kellogg Co recognized an insurance receivable of $20 million in accounts receivable, net as of January 1, 2022. The amount outstanding as of December 31, 2022 was immaterial. For the years ended December 31, 2022 and January 1, 2022, WK Kellogg Co recognized insurance recoveries of $16 million and $18 million, respectively, in COGS to offset the incremental costs incurred due to the fire. For the year ended January 1, 2022, WK Kellogg Co recognized an expense of $7 million in other income (expense), net related to the insurance deductible related to the fire. The proceeds for the years ended December 31, 2022 and January 1, 2022 from the recoveries were related to business interruption claims and have been reflected in the net cash provided by operating activities in the Combined Statement of Cash Flows.

Page F-42:

In 2021, there was a fire at one of WK Kellogg Co’s manufacturing facilities, the damages of which are in the process of being recovered via insurance policies maintained by Kellogg ParentCo. WK Kellogg Co recognized an insurance receivable of $1 million in accounts receivable, net as ~~at~~ of April 1, 2023. The amount outstanding as of December 31, 2022 was immaterial. For the quarter ended April 1, 2023, WK Kellogg Co recognized insurance recoveries of $2 million in other income (expense), net related to recoveries for property damage. Accordingly, this amount has been reflected as part of additions to properties within net cash (used in) investing activities in the Unaudited Combined Statement of Cash Flows for the quarter ended April 1, 2023. For the quarter ended April 2, 2022, WK Kellogg Co recognized insurance recoveries of $12 million in COGS to offset the incremental costs incurred due to the fire. The proceeds from the recoveries were related to business interruption claims and have been reflected in net cash provided by operating activities in the Unaudited Combined Statement of Cash Flows for the quarter ended April 2, 2022.

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Securities and Exchange Commission

July 24, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133 or Robert Goedert, P.C. at (312) 862-7317.

Sincerely,

/s/ Robert M. Hayward, P.C.
Robert M. Hayward, P.C.

cc:	Gary Pilnick
WK Kellogg Co (f/k/a North America Cereal Co.)